The Eastern Company
112 Bridge Street, P.O. Box 460
Naugatuck, CT  06770

September 21, 2012

VIA EDGAR

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:           SEC comment letter dated August 2, 2012 re: Form 10-K for the fiscal year ended
December 31, 2011, etc.
File No. 1-35383

Dear Mr. Decker:

In response to your comment letter dated August 2, 2012 to The Eastern Company (the “Company” or the “Registrant”), we offer the following responses.

SEC:

1. In future filings, please indicate on the cover page of your annual report that your securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In this regard, we note your filing of a Form 8-A on December 14, 2011 in connection with the registration of your common stock pursuant to Section 12(b) of the Exchange Act and the listing of your common stock on The NASDAQ Stock Market LLC.

Registrant’s response:

All future filings will reflect that the Company’s securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 as follows:

Securities registered pursuant to Section 12(b) of the Act:  Common Stock No Par Value
                                                                                                                      (Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None

Rufus Decker
September 21, 2012

SEC:

Legal Proceedings, page 11

2. With regards to your State of Illinois matter and U.S. Environmental Protection Agency matter, please tell us whether you believe it is remote, reasonably possible, or probable that material losses may result from these matters. In future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please show us supplementally what your revised disclosures will look like.

Registrant’s response:

The Company believes it is in compliance with Item 103 of Regulation S-K regarding this disclosure. In addition, in accordance with ASC 450 relating to contingencies, the Company records provisions only when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

Regarding the State of Illinois matter, the Company believes it is remote that there will be a material loss based on the testing completed to date.  Because testing is ongoing and a remediation plan (if remediation is required) has to be approved by the State of Illinois, it is impossible to estimate any additional costs at this time.  In addition, as requested in your comment letter, the 2011 Form 10-K disclosure already states: “No estimate for the cost of remediation was available when this Form 10-K was filed with the SEC.”

Regarding the U.S. Environmental Protection Agency matter, the Company believes it is remote that there will be a material loss based on the subsequent use of the property as a plating operation in the years after the Company’s ownership of the property ended.

The Company is not proposing any change to future filings regarding the State of Illinois matter or the U.S. Environmental Protection Agency matter, unless or until circumstances change and the Company can provide more definitive information regarding these matters.  As of the date of this letter, no new information has been received that would change the disclosures as filed.

Rufus Decker
September 21, 2012

SEC:

Management’s Discussion and Analysis of Financial Condition and Results…page 14

Critical Accounting Policies and Estimates, page 17

Goodwill and Other Intangible Assets, page 18

3. We note your disclosures regarding your accounting policies for goodwill and other intangible assets. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

▪	Identify the reporting unit(s) to which goodwill applies; and

▪	Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes.

If any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, in future filings please provide the following disclosures for each of these reporting units:

▪	Identify the reporting unit;

▪	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

▪	The amount of goodwill;

▪	A description of the assumptions that drive the estimated fair value;

▪
A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

▪	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value for each of your reporting units substantially exceeds its carrying value, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosures will look like.

Registrant’s response:

The accounting rules that cover goodwill and indefinite-lived assets are changing under ASU 2011-08 and ASU 2012-02, respectively. In general, the changes permit a qualitative assessment for determining whether potential impairment exists.  Because the Company adopted ASU 2011-08 effective January 1, 2012, your request to provide what the revised and future disclosures will look like is impossible, since fiscal year 2011 was assessed under the “old” quantitative rules and fiscal year 2012 will be assessed under the “new” qualitative rules.  In addition, due to the change to the qualitative assessment, the Company is moving its evaluation period from the second quarter of its fiscal year to the fourth quarter of its fiscal year, and therefore cannot provide a pro forma of the fiscal year 2012 disclosure at this time.

Rufus Decker
September 21, 2012

Further, Item 303 of Regulation S-K, “Management’s discussion and analysis of financial condition and results of operations.”, Section 216, “Disclosure of unusual charges and credits to income”, and Section 501.14, “Critical accounting estimates”, do not require the reporting of unit level disclosures.  Moreover, the Company could be placed at a competitive disadvantage if reporting unit information were to be disclosed.  The Company does report goodwill by business segment in Part II, Item 8, Note 2 of its Annual Report on Form 10-K consistent with all other segment information that the Company reports.

If ASU 2011-08 had not been adopted, we would have revised fiscal year 2011 for future disclosures as follows:

Goodwill and Other Intangible Assets

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. Goodwill and other intangible assets with indefinite useful lives are not amortized. Each year during the second quarter, the carrying value of goodwill and other intangible assets with indefinite useful lives is tested for impairment. The Company uses the discounted cash flow method to calculate the fair value of goodwill associated with its reporting units. No impairments of goodwill were deemed to exist. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management’s best estimates based on current and forecasted market conditions. Profit margin assumptions are projected by each business based on the current cost structures and anticipated cost reductions. There can be no assurance that operations will achieve the future cash flows reflected in the projections. If different assumptions were used in these plans, the related discounted cash flows used in measuring impairment could be different, and an impairment of assets might need to be recorded.  For additional information regarding goodwill, please see Part I, Item 1A “Risk Factors” and “Goodwill, Intangibles and Impairment of Long-Lived Assets” in Part II, Item 8, Note 2 of this Annual Report on Form 10-K.

SEC:

Results of Operations, page 18

Fiscal 2011 Compared to Fiscal 2010, page 18

4. In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of selling and administrative expenses of your Security Products segment, you indicate that the increase was due to increased payroll and payroll related charges and increased travel expenses, offset by lower bad debt expense and reduced amortization costs for intangibles. However, it is not clear how much of the change is related to each of these items. Please show us supplementally what your revised disclosures will look like.

Rufus Decker
September 21, 2012

Registrant’s response:

The Company has tried to streamline the MD&A in response to previous SEC comment letters, and has tried to eliminate some of the numerical items from the written statements in order to make the MD&A easier to read while still complying with Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.  The Company has always tried to disclose any material information that would give the reader a better understanding of the financial position of the Company.

Most of the changes in individual items are not material.  In the example you used in your question, we identified the largest items that impacted the change from year to year, such as payroll and payroll related charges, travel, bad debt expense and amortization costs for intangibles.

The difficulty in rewriting the MD&A as requested is that the total selling and administration expenses of the Security Products segment increased by only $205,000, as shown in the table on page 19 of our Annual Report on Form 10-K.  As a result, most of the components that make-up the change are not material to understanding the nature of the change.  We added the table format to our 10-K and 10-Q filings as a result of an earlier SEC Comment Letter. For example, in this case bad debt decreased $111,300 or 85% compared to the prior year, amortization costs for intangibles decreased $100,100 or 21% from the prior year, travel expenses increased $98,100 or 31%, and payroll and payroll related charges increased $477,400 or 13%, with the difference being made of lesser changes.

In order to file a timely response to your letter, we are only rewriting the paragraph referenced in your comment.  The agreed upon revision would be applied to the entire MD&A section in all future filings beginning with the third quarter fiscal year 2012 Form 10-Q.  Although the Company prefers the original filing for ease of reader comprehension, we could revise the referenced paragraph as follows:

Selling and administrative expenses increased 3% from the same period a year ago due to increased payroll and payroll related charges of $477 thousand or 13% and increased travel expenses of $98 thousand or 31%.  These increases were reduced by lower bad debt expense of $111 thousand or 85% and reduced amortization costs for intangibles of $100 thousand or 21% in 2011 compared to 2010.

Please let us know which method you prefer, or provide examples of what you would like to see.

SEC:

Liquidity and Capital Resources, page 23

General

5. Please disclose the following in future filings:

▪	The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;

▪	You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and

Rufus Decker
September 21, 2012

▪
Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us supplementally what your revised disclosures will look like.

Registrant’s response:

After researching your references to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV, and Financial Reporting Codification 501.06.a, we are unsure how these references relate specifically to the requested additional disclosure.  Item 303(a)(1) of Regulation S-K contains 3 sentences on liquidity, SEC Release 33-8350 Section IV consists of approximately 4 pages with one sentence referencing foreign subsidiaries: “A company should consider whether, in order to make required disclosures, it is necessary to expand MD&A to address the cash requirements of and the cash provided by its reportable segments or other subdivisions of the business, including issues related to foreign subsidiaries, as well as the indicative nature of those results.” Financial Reporting Codification 501.06.a relates to Segment Analysis.

We believe our current disclosure is in compliance with the references in your letter.  However, in the paragraph below, we have proposed revised language to address your request.  Nevertheless, the revision could raise additional questions if readers do not read the Form 10-K in its entirety. The revised disclosure shows a drop in U.S. cash of $6.4 million from 2009 to 2011, primarily resulting from the pay-down and refinancing of debt.  In addition, readers could be confused by $6.0 million in foreign subsidiary cash vs. $13,701,360 of undistributed earnings of foreign subsidiaries on which we have provided U.S. taxes, where necessary, and which is disclosed in Part II, Item 8, Note 8 of our Annual Report on Form 10-K.  Expanding the MD&A discussion on liquidity to explain such differences could increase the size of the MD&A, thereby creating more questions while not improving the understanding of the Company’s financial position.  Please advise whether you wish us to include the revised disclosure below, or to continue providing the disclosures as filed.

The following table shows important liquidity measures as of the fiscal year end balance sheet date for each of the preceding three years (in millions):

	2011	2010	2009
Cash and cash equivalents
- Held in the United States	$5.1	$6.9	$11.5
- Held by foreign subsidiary	6.0	5.3	5.2
	11.1	12.2	16.7
Working capital	49.2	48.3	44.3
Net cash provided by operating activities	1.4	9.5	13.3
Change in working capital impact on net cash (used)/provided by operating activities	(9.7)	(0.8)	7.6
Net cash used in investing activities	(3.4)	(4.7)	(2.2)
Net cash provided by/(used in) financing activities	0.8	(9.4)	(3.4)

Rufus Decker
September 21, 2012

United States income taxes have been provided on the undistributed earnings of foreign subsidiaries ($13,701,360 at December 31, 2011) only where necessary because such earnings are intended to be reinvested abroad indefinitely or repatriated only when substantially free of such taxes.

All cash held by foreign subsidiaries is readily convertible into other currencies, including the U.S. Dollar.

SEC:

6. On page 25, you disclose that your loan covenants under your loan agreement require you to maintain specified financial ratios and amounts. In future filings, please disclose whether you were in compliance with your debt covenants for all periods presented. Please also disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. In addition, please tell us what consideration you have given to filing the loan agreement as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what your revised disclosures will look like.

Registrant’s response:

The Company does not believe that it is reasonably likely that it would be unable to meet its debt covenants in the foreseeable future.  The Company did not file the loan agreement as an exhibit to the Annual Report on Form 10-K because it was considered to be in the ordinary course of business, and the Company was not dependent in any way on the loan covered by the agreement.  In addition, filing the loan agreement as an amendment would not aid investors in understanding the financial position of the Company.

We propose revising the disclosure as follows to address your additional questions:

The Company’s loan covenants under the Loan Agreement require the Company to maintain a fixed charge coverage ratio of at least 1.1 to 1, a leverage ratio of no more than 1.75 to 1, and minimum tangible net worth of $43 million as of the end of Fiscal 2010 increasing each year by 50% of consolidated net income.  As of December 31, 2011, this amount was approximately $45.8 million.  In addition, the Company has restrictions on, among other things, new capital leases, purchases or redemptions of its capital stock, mergers and divestitures, and new borrowing.  The Company was in compliance with all covenants in 2010 and 2011.

SEC:

Exhibit 31

7. You have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K. Similarly revise the certifications included in your March 31, 2012 and June 30, 2012 Forms 10-Q as well.

Rufus Decker
September 21, 2012

Registrant’s response:

While the Company feels the current language is more accurate, the Company will revise future filings, as requested, to replace “annual report” in the Form 10-K certifications and “quarterly report” in the Form 10-Q certifications with “report” in paragraphs 2, 3, and 4.  Consequently, the certifications will be in the exact form as required in Item 601(b)(31) of Regulation S-K, beginning with the third quarter 2012 Form 10-Q filing.

The last sentence of the paragraph on this topic in your comment letter states: “Similarly revise the certifications included in your March 31, 2012 and June 30, 2012 Forms 10-Q as well.” Please advise the Company if the SEC is requesting revised certifications to be filed, or just wants the change to be applied to all future filings.

SEC:

Form 10-Q for the Period Ended June 30, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

Registrant’s response:

The Company will address each of the above items in future interim filings, as applicable.

SEC:

Definitive Proxy Statement on Schedule 14A filed on March 16, 2012

Short Term Incentives – Annual Cash Incentives, page 13

9. We note disclosure that the named executive officers are eligible to receive incentive compensation based on the achievement of specific financial goals and that in year 2011 both Messrs. Leganza and Sullivan received an annual cash bonus. In future filings, please quantify the financial targets, disclose the actual level of target achievement and how the calculation of the incentive compensation was determined for each named executive officer. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K . Please show us what your disclosure would look like.

Registrant’s response:

The calculations are based on non-published financial goals of the combined operating units which are carefully reviewed and approved by the Compensation Committee of the Board of Directors.  Therefore, the revised disclosure below shows only percentage calculations not the actual non-published figures

Rufus Decker
September 21, 2012

which the calculations are based on.  Moreover, the Company could be placed at a competitive disadvantage if individual reporting unit information were to be disclosed.

Our revised disclosure would be as follows:

Short-Term Incentives — Annual Cash Incentives

The named executive officers are eligible to receive incentive compensation based on the combined performance of the Company’s nine (9) business units with respect to two specific financial goals for each business unit as related to their annual operating plans. 75% of the incentive compensation is determined by the combined business units’ operating earnings performance, and 25% on working capital efficiency. All incentive payments are subject to final approval by the Compensation Committee of the Board of Directors.

During 2011, if the combined business units achieved the annual operating earnings plan, a target award of 33% of base salary would be earned. A threshold payment of 10% of the target award would be made if the combined business units achieved 84% of the annual operating earnings plan, and a maximum payment of 100% of the target award would be made if the combined business units achieved at least 153% of the annual operating earnings plan.

If the combined business units achieved a working capital to sales ratio of 27% or less for 2011, a target award of up to 10% of base salary could be earned. A threshold payment of 10% of the target award would be made if the combined business units’ working capital ratio was 27%, and a maximum payment of 100% of the target award would be made if the combined business units’ working capital to sales ratio was 20% or lower.

During 2011 the named executive officers earned Non-Equity Incentive Plan Compensation based on the following:

A)
Based on operating earnings achievement versus the 2011 plan, the named executive officers earned slightly less than the target award of 33% noted above.  Based on the operating earnings achievement the incentive earned was 31.30% weighted 75% resulting in a Weighted Achievement on Earnings of 23.48%.

B)
Based on working capital achievement for 2011, the calculation based on a quarterly weighted average of the operating units was 24.4% of sales.  Based on the operating units working capital achievement the incentive earned was 28.00% weighted 25% resulting in a Weighted Achievement on Working Capital of 7.00%.

Adding the result of the A and B calculations above, 23.48% and 7.00%, respectively, resulted in an earned incentive of 30.48% for 2011.  The following table shows the incentive calculation based on the incentive earned:

	Mr.Leganza	Mr. Sullivan
Base Salary	$575,000	$260,000
Incentive achievement	30.48%	30.48%
Incentive earned	$175,233	$79,236

Rufus Decker
September 21, 2012

SEC:

Summary Compensation Table, page 17

10. Please provide us supplementally with your analysis as to why the annual cash incentive bonus to each named executive officer is properly disclosed as a bonus in the Summary Compensation Table. We note that each named executive officer has an opportunity to earn a bonus intended as incentive for performance to occur over a specified period, based on the business units’ achievement of specified levels of financial performance. As such, payment of the incentive bonus appears guaranteed even though it is subject to compensation committee’s approval. In this regards, please see Item 402(c)(2)(vii) of Regulation S-K, and for additional guidance refer to Regulation S-K Compliance and Disclosure Interpretations, Question 119.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Registrant’s response:

The Registrant has revised the Summary Compensation Table below to report as Non-Equity Incentive Plan Compensation any short-term cash incentives based on achieving certain performance targets during 2011 where the outcome was uncertain when the incentive plan was approved by the Compensation Committee of the Board of Directors. Further, the Registrant has reported discretionary cash payments not subject to any performance plan as bonus pursuant to  Item 402(c)(2)(iv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question 119.02.  The Registrant does not believe that the incentive based on achieving certain financial goals is a guaranteed payment, as was the case when no incentive was earned in the year 2009.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information relates to annual and long-term compensation for services to the Company in all capacities for the fiscal year ended December 31, 2011 of those persons who, at December 31, 2011 were (i) the Chairman of the Board, President and Chief Executive Officer; and (ii) the Vice President and Chief Financial Officer (collectively, the “Named Officers”).

Name and Principal Position as of December 31, 2011	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in pension value and non- qualified deferred compensation earnings (3) ($)	All Other Compen- sation (4) ($)	Total ($)
Leonard F. Leganza, 81 Chairman of the Board, President and CEO (5)	2011 2010 2009	$575,000 550,000 550,000				$175,233 257,379 -	$ 53,741 (6,248) 16,531	$ 30,213 28,763 27,350	$834,187 829,894 593,881
John L. Sullivan III, 59 Vice President and CFO (6)	2011 2010 2009	260,000 250,000 250,000	$20,764 - 30,000			79,236 116,990 -	173,434 78,090 98,913	30,142 29,811 30,490	563,575 474,891 409,403

Rufus Decker
September 21, 2012

(1)	Amounts shown were earned in the applicable year and paid in the subsequent year. Mr. Sullivan earned a discretionary cash bonus for 2011 in the amount of $20,764.

(2)
Amounts shown were earned in the applicable year and paid in the subsequent year. Mr. Leganza earned a bonus for 2011 in the amount of $175,233. Mr. Sullivan earned a bonus for 2011 in the amount of $79,236.

(3)
The amount shown reflects the aggregate change in the actuarial present value of each named executive officer’s accumulated benefit under all defined benefit plans, including supplemental plans, during each fiscal year. For Mr. Leganza, accruals under the qualified defined benefit plan equaled $33,720 for 2011, $28,892 for 2010 and $52,369 for 2009, and under the SERP equaled $106,301 for 2011, $44,644 for 2010 and $31,113 for 2009. The change in the present value of the deferred compensation for Mr. Leganza equaled ($86,280) for 2011, ($79,784) for 2010 and ($66,951) for 2009. For Mr. Sullivan, accruals under the qualified defined benefit pension plan equaled $173,434 for 2011, $78,090 for 2010 and $98,913 for 2009.

(4)
All Other Compensation includes Company 401(k) matching contributions, the cost of the use of a company-owned vehicle, company paid term life insurance premiums, life insurance under the Company’s defined benefit plan and the value of group term life insurance in excess of $50,000. Matching contributions for Mr. Leganza equal $4,900 for 2011, 2010 and 2009; and for Mr. Sullivan equal $4,900 for 2011, 2010 and 2009. The cost of the use of a company-owned vehicle for Mr. Leganza equals $8,750 for 2011, $8,729 for 2010 and $8,250 for 2009; and for Mr. Sullivan equals $8,250 for 2011, 2010 and 2009. Term life insurance premiums for Mr. Leganza equal $2,352 for 2011 and $2,256 for 2010 and 2009, and for Mr. Sullivan equal $2,220 for 2011 and $2,136 for 2010 and 2009. The value of group term life insurance in excess of $50,000 for Mr. Leganza equals $6,118 for 2011 and $5,809 for 2010 and 2009; and for Mr. Sullivan equals $1,187 for 2011 and $1,135 for 2010 and 2009. Life insurance under the Company’s defined benefit plan for Mr. Leganza equals $8,093 for 2011, $7,069 for 2010 and $6,135 for 2009; and for Mr. Sullivan equals $13,585 for 2011, $13,390 for 2010 and $14,069 for 2009.

(5)	Mr. Leganza was appointed the Chairman of the Board on December 13, 2006 and became President and CEO on April 23, 1997.

(6)	Mr. Sullivan was appointed Chief Financial Officer on December 13, 2006. Prior to that, he was the Vice President, Treasurer and Secretary of the Company.

General:

As requested in your comment letter, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company